Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2024 and 2023
(expressed in thousands of United States dollars)
(Unaudited)

Condensed Consolidated Interim Statements of Financial Position (Unaudited; Expressed in thousands of US dollars)

	Notes	June 30, 2024	December 31, 2023	January 1, 2023
			(Restated - Note 3)	(Restated - Note 3)
ASSETS
Current
Cash and cash equivalents		$121,657	$194,622	$299,461
Gold in trust	10b	1,704	1,704	907
Trade and other receivables	14b	62,342	49,269	48,526
Inventories	6	44,759	38,864	26,633
Prepaid expenses and deposits		5,404	4,641	2,674
		235,866	289,100	378,201
Non-current
Cash in trust		1,942	1,612	1,110
Mining interests, plant and equipment	8	1,560,633	943,453	749,146
Investments in associates	7	211	108,780	113,527
Other financial assets	7b	11,339	9,756	—
Other long-term assets	14b	141	170	136
Total assets		$1,810,132	$1,352,871	$1,242,120
LIABILITIES AND EQUITY
Current
Accounts payable and accrued liabilities	9	$62,860	$69,348	$47,282
Income tax payable		15,612	6,285	25,765
Note payable	7a	—	—	51,504
Current portion of long-term debt	10	23,528	36,826	28,706
Warrant liabilities	13c	16,079	26,606	21,794
Current portion of deferred revenue	12	1,725	1,163	1,606
Current portion of provisions	11	3,637	2,950	1,153
Current portion of lease obligations		1,938	2,015	2,416
		125,379	145,193	180,226
Non-current
Long-term debt	10	339,889	341,005	349,727
Deferred revenue	12	148,918	147,383	143,052
Provisions	11	28,072	30,378	20,963
Deferred income taxes		59,756	60,364	48,255
Lease obligations		3,424	3,080	3,710
Other long-term liabilities	5,13g	6,465	813	292
Total liabilities		711,903	728,216	746,225
Equity
Share capital	13a	928,273	719,806	715,035
Share purchase warrants	13d	5,791	9,708	10,183
Contributed surplus		210,823	181,758	180,674
Accumulated other comprehensive loss		(119,975)	(71,179)	(183,140)
Retained deficit		(210,468)	(215,438)	(226,857)
Equity attributable to owners of the Company		814,444	624,655	495,895
Non-controlling interest	5	$283,785	$—	$—
Total equity		1,098,229	624,655	495,895

Total liabilities and equity		$1,810,132	$1,352,871	$1,242,120

Commitments and contingencies	Note 11d,14c
Subsequent Events	Note 13d,e,g
Approved by the Board of Directors and authorized for issue on August 13, 2024:

(signed) Neil Woodyer	Director	(signed) David Garofalo	Director
See accompanying notes to the Consolidated Financial Statements.
Page | 2

Condensed Consolidated Interim Statements of Income (Loss) (Unaudited; Expressed in thousands of US dollars, except share and per share amounts)

		Three months ended June 30,		Six months ended June 30,
	Notes	2024	2023	2024	2023
			(Recast - Note 13c)		(Recast - Note 13c)

Revenue	15	$117,185	$109,315	$224,805	$206,222

Cost of sales	16	(76,994)	(62,947)	(148,327)	(116,652)
Depreciation and depletion		(8,082)	(8,825)	(15,601)	(16,471)
Social contributions		(2,271)	(2,666)	(5,726)	(5,070)

Income from mining operations		29,838	34,877	55,151	68,029

General and administrative costs		(2,053)	(4,140)	(6,260)	(6,375)
Derecognition of investment in associate		—	(10,023)	—	(10,023)
Income (loss) from investments in associates	7	(2,301)	(1,427)	(2,853)	(4,668)
Share-based compensation	13h	(1,373)	(459)	(3,215)	(1,606)
Other income (expense)		(2,469)	(35)	(2,681)	49

Income from operations		21,642	18,793	40,142	45,406

Gain (loss) on financial instruments	18	(6,144)	11,756	(9,886)	(23)
Finance income		1,691	2,358	3,937	4,531
Interest and accretion	17	(6,496)	(6,746)	(13,299)	(15,627)
Foreign exchange gain (loss)		7,211	(7,236)	7,321	(9,580)

Income before income tax		17,904	18,925	28,215	24,707

Income tax (expense) recovery
Current		(9,941)	(10,553)	(19,310)	(23,136)
Deferred		(2,250)	1,528	(3,935)	1,959

Net income		$5,713	$9,900	$4,970	$3,530

Net income attributable to:
Owners of the Company		5,713	9,900	4,970	3,530
Non-controlling interest		—	—	—	—
		$5,713	$9,900	$4,970	$3,530

Earnings per share – basic	13i	$0.04	$0.07	$0.03	$0.03

Weighted average number of outstanding common shares – basic		151,474,859	136,229,686	144,928,253	136,616,968

Earnings per share - diluted	13i	$0.04	$0.02	$0.03	$0.01

Weighted average number of outstanding common shares – diluted		152,353,037	140,289,533	145,619,410	141,236,860

See accompanying notes to the Consolidated Financial Statements.
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Condensed Consolidated Interim Statements of Comprehensive Income (Loss) (Unaudited; Expressed in thousands on US dollars)

		Three months ended June 30,		Six months ended June 30,
	Notes	2024	2023	2024	2023
			(Recast - Note 13c)		(Recast - Note 13c)

Net income		$5,713	$9,900	$4,970	$3,530

Other comprehensive earnings (loss):

Items that will not be reclassified to profit in subsequent periods:
Unrealized gain on Convertible Debentures due to change in credit risk ($nil tax effect)	10c	—	43	103	112
Actuarial gain (loss) on health plan obligation ($nil tax effect)	11	—	—	—	(341)
Unrealized loss on Gold Notes due to changes in credit risk (net of tax effect) (1)	10b	2,829	1,509	1,313	3,778

Items that may be reclassified to profit in subsequent periods:
Equity accounted investees – share of other comprehensive income (loss) ($nil tax effect)	7b	—	—	—	64
Reclassification of OCI to net earnings due to Denarius dilution and derecognition ($nil tax effect)	7b	—	1,881	—	2,417
Foreign currency translation adjustment (net of tax effect)		(48,193)	43,273	(50,212)	56,999

Other comprehensive income (loss)		(45,364)	46,706	(48,796)	63,029

Comprehensive income (loss)		$(39,651)	$56,606	$(43,826)	$66,559

Comprehensive income (loss) attributable to:
Owners of the Company		(39,651)	56,606	(43,826)	66,559
Non-controlling interest		—	—	—	—
		$(39,651)	$56,606	$(43,826)	$66,559
(1)Tax effect for Gold Notes for the three and six months ended June 30, 2024, respectively, were $485 and $485 (2023 - $347 and $492).
See accompanying notes to the Consolidated Financial Statements.
Page | 4

Condensed Consolidated Interim Statements of Equity (Unaudited; Expressed in thousands of US dollars, except share and per share amounts)

		Share Capital - common shares		Share purchase warrants	Contributed surplus	Accumulated OCI	Retained earnings	Equity attributable to owners of the Company	Non-controlling Interest	Total equity
Six months ended June 30, 2024	Notes	Number	Amount
At December 31, 2023		137,569,590	$719,806	$9,708	$181,758	$(71,179)	$(215,438)	$624,655	$—	$624,655
Exercise of options	13b,e	1,939,010	6,576	—	(961)	—	—	5,615	—	5,615
Exercise of warrants	13b,c,d	10,556,138	37,998	(3,917)	—	—	—	34,081	—	34,081
Stock-based compensation		—	—	—	1,079	—	—	1,079	—	1,079
Conversion of convertible debenture	10c	3,410,526	11,920	—	—	—	—	11,920	—	11,920
Acquisition of PSN	5, 13b	15,750,000	151,973	—	28,947	—	—	180,920	283,785	464,705
Comprehensive earnings (loss)		—	—	—	—	(48,796)	4,970	(43,826)	—	(43,826)
At June 30, 2024		169,225,264	$928,273	$5,791	$210,823	$(119,975)	$(210,468)	$814,444	$283,785	$1,098,229

	Notes	Share Capital - common shares		Share purchase warrants	Contributed surplus	Accumulated OCI	Retained earnings	Equity attributable to owners of the Company	Non-controlling Interest	Total equity
Six months ended June 30, 2023							(Recast - Note 13c)
		Number	Amount
At December 31, 2022		136,057,661	$715,035	$10,183	$180,674	$(183,140)	$(226,857)	$495,895	$—	$495,895
Exercise of options	13e	452,941	1,411	—	(325)	—	—	1,086	—	1,086
Exercise of warrants	13c,d	507,446	1,763	(235)	—	—	—	1,528	—	1,528
Stock based compensation		—	—	—	804	—	—	804	—	804
Comprehensive earnings		—	—	—	—	63,029	2,857	65,886	—	65,886
At June 30, 2023		137,018,048	$718,209	$9,948	$181,153	$(120,111)	$(224,000)	$565,199	$—	$565,199
See accompanying notes to the Consolidated Financial Statements.
Page | 5

Condensed Consolidated Interim Statements of Cash Flows (Unaudited; Expressed in thousands of US dollars)

		Three months ended June 30,		Six months ended June 30,
	Notes	2024	2023	2024	2023
			(Recast - Note 13c)		(Recast - Note 13c)
Operating Activities
Net income		$5,713	$9,900	$4,970	$3,530
Adjusted for the following items:
Depreciation		8,391	9,513	16,152	17,443
Loss from investments in associates	7	2,301	1,427	2,853	4,668
Materials and supplies inventory provision		(33)	—	(19)	—
Share-based compensation	13h	1,373	459	3,215	1,606
Interest and accretion	17	6,496	6,746	13,299	15,627
Derecognition of Investment in associate		—	10,023	—	10,023
Loss (gain) on financial instruments	18	6,144	(11,756)	9,886	23
Loss (gain) on gold in trust		—	34	—	(49)
Amortization of deferred revenue	12	(1,019)	(969)	(1,973)	(1,702)
Unrealized foreign exchange loss (gain)		(7,920)	6,267	(7,979)	8,125
Change in provisions	11	16	13	(36)	370
Income tax expense		12,191	9,025	23,245	21,177
Payment of PSUs and DSUs	13f,g	(1,266)	—	(2,247)	(46)
Settlement of provisions	11	(430)	(226)	(725)	(390)
Increase in cash in trust		(311)	(93)	(437)	(121)
Changes in operating working capital items	19	(10,759)	21,270	(40,671)	1,117
Operating cash flows before taxes		20,887	61,633	19,533	81,401
Income taxes paid		(8,497)	(52,433)	(8,497)	(52,433)
Net cash provided by operating activities		12,390	9,200	11,036	28,968
Investing Activities
Additions to mining interests, plant and equipment (net)	8	(41,607)	(22,508)	(75,809)	(42,272)
Acquisition of investment in associate	7a	—	—	—	(50,000)
Contributions to investment in associates	7a	(1,270)	(1,170)	(2,646)	(3,432)
Increase in cash acquired with Soto Norte Acquisition	5	5,251	—	5,251	—
Acquisition costs and project funding	5	(6,085)	—	(6,085)	—
Capitalized interest paid (net)		(3,549)	(1,914)	(6,143)	(3,221)
Net cash used in investing activities		(47,260)	(25,592)	(85,432)	(98,925)
Financing Activities
Repayment of Gold Notes	10b	(3,694)	(1,847)	(7,389)	(3,694)
Payment of lease obligations		(574)	(847)	(1,228)	(1,798)
Interest received (paid)		34	(199)	(10,563)	(14,434)
Repayment of convertible debenture	10c	(1,325)	—	(1,325)	—
Proceeds from exercise of stock options and warrants		16,827	1,578	24,498	1,995
Net cash provided by (used in) financing activities		11,268	(1,315)	3,993	(17,931)
Impact of foreign exchange rate changes on cash and equivalents		(2,238)	2,701	(2,562)	2,771
Decrease in cash and cash equivalents		(25,840)	(15,006)	(72,965)	(85,117)
Cash and cash equivalents, beginning of period		147,497	229,350	194,622	299,461
Cash and cash equivalents, end of period		$121,657	$214,344	$121,657	$214,344
See accompanying notes to the Consolidated Financial Statements.
Page | 6

Notes to the Condensed Consolidated Interim Financial Statements Three and Six months ended June 30, 2024 and 2023 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
1.    Nature of Operations
Aris Mining Corporation (the “Company” or “Aris Mining”), is a company incorporated under the laws of the Province of British Columbia, Canada. The address of the Company’s registered and records office is 2900 – 550 Burrard Street, Vancouver, British Columbia, V6C 0A3. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “ARIS” and on the NYSE American LLC (“NYSE American”) under the symbol “ARMN”.
Aris Mining is primarily engaged in the acquisition, exploration, development and operation of gold properties in Colombia, Guyana and Canada. Aris Mining operates the Segovia Operations and Marmato Mine in Colombia. On June 28, 2024, the Company increased its interest in the Soto Norte Project from 20% to 51% (Note 5) located within Colombia. Aris Mining also owns the advanced stage Toroparu Project in Guyana and the Juby Project in Ontario, Canada.
2.    Basis of Presentation
These condensed consolidated interim financial statements, as approved by the Company's Board of Directors on August 13, 2024, have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Certain disclosures required by IFRS have been condensed or omitted in the following note disclosures or are disclosed or have been disclosed on an annual basis only. Accordingly, these condensed consolidated interim financial statements should be read in conjunction with the consolidated financial statements for the years ended December 31, 2023 and 2022 (“annual financial statements”), which have been prepared in accordance with IFRS as issued by the IASB.
The financial statements have been prepared under the historical cost basis, except for certain financial assets and liabilities which are measured at fair value, and are presented in U.S. dollars. They have been prepared on a going concern basis assuming that the Company will be able to realize its assets and discharge its liabilities in the normal course of business as they come due for the foreseeable future.
3.    Summary of Material Accounting Policies
The material accounting policies are the same as those applied in preparing the annual financial statements for the year ended December 31, 2023, except as disclosed below. These financial statements comprise the financial results of the Company and its subsidiaries. On June 28, 2024, the Company acquired an additional 31% interest in the Soto Norte Project ("PSN") and determined that the Company obtained control as a result of its 51% ownership interest. The remaining 49% interest in the Soto Norte Project not held by the Company is presented as a non-controlling interest (Note 5).
Details regarding the Company and its principal subsidiaries as of June 30, 2024 are as follows:

Entity	Property/ function	Registered	Functional currency (1)
Aris Mining Corporation	Corporate	Canada	USD
Aris Mining Holdings Corp.	Corporate	Canada	USD
Aris Mining (Panama) Marmato Inc.	Corporate	Panama	USD
Aris Mining Segovia	Segovia Operations	Colombia	COP
Aris Mining Marmato	Marmato Mine	Colombia	COP
Minerales Andinos de Occidente, S.A.S.	Marmato Zona Alta	Colombia	COP
Minera Croesus S.A.S.	Marmato Zona Alta	Colombia	COP
MIC Global Mining Ventures S.L.	Soto Norte Project	Spain	USD
ETK Inc.	Toroparu Project	Guyana	USD
(1)“USD” = U.S. dollar; “COP” = Colombian peso.

Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated. Accounting policies of subsidiaries have been aligned, where necessary, to ensure consistency with the policies adopted by the Company.

See accompanying notes to the Consolidated Financial Statements.
Page | 7

Notes to the Condensed Consolidated Interim Financial Statements Three and Six months ended June 30, 2024 and 2023 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
3.    Summary of Material Accounting Policies (cont.)
The following previously adopted accounting policies not disclosed in the annual financial statements were applied in preparing these interim financial statements.

Non-Controlling interest

Non-controlling interest represents equity interests in subsidiaries owned by outside parties. The share of net assets of subsidiaries attributable to non-controlling interests is presented as a component of equity. The non-controlling interest is allocated a share of net income and other comprehensive income, which is recognized directly in equity even if the results of the non-controlling interest have a deficit balance.

The Company recognizes transactions with non-controlling interest as transactions with equity shareholders. Changes in the Company's ownership interest in subsidiaries that do not result in the loss of control are accounted for as equity transactions.

The Company has elected an accounting policy to measure the non-controlling interest in an acquisition of assets that does not constitute a business at either the fair value of the non-controlling interest or at the non-controlling interest's proportionate share of the net assets recognized. The Company measured the non-controlling interest in the Soto Norte Project at the date the Company acquired control based on the proportionate share of the entity's recognized net assets (Note 5).

Measurement of previously held interest in an asset acquisition

In an acquisition of assets that does not constitute a business, the previously held interest forms a part of the consideration paid for the assets acquired and liabilities assumed at the time control of the assets and liabilities is obtained. The Company has elected an accounting policy not to remeasure the carrying amount of previously held investments in associates on acquisition of additional interests that do not constitute a business.

New accounting standards issued

IAS 1 – Presentation of Financial Statements

The IASB issued an amendment to IAS 1, Presentation of Financial Statements that clarifies that the classification of liabilities as current or non-current depends on the rights existing at the end of the reporting period as opposed to the expectations of exercising the right for settlement of the liability. The amendments were effective January 1, 2024 and have been applied retrospectively. Under existing IAS 1 requirements, companies classify a liability as current when they do not have an unconditional right to defer settlement for at least 12 months after the reporting date. The IASB has removed the requirement for a right to be unconditional and instead now requires that a right to defer settlement must exist at the reporting date and have substance. The amendments therefore resulted in a change in the classification of liabilities that can be settled in an entity's own shares. Previously, counterparty conversion options were not considered when classifying the related liabilities as current or non-current. Subsequent to the application of the amendments, when a liability includes a counterparty conversion option that may be settled by a transfer of an entity's own shares, the Company takes into account the conversion option in classifying the liability as current or non-current. The Company's convertible debentures and warrant liabilities were impacted by the amendments.

Previously, the Company's convertible debentures were recorded as long-term debt and were classified as current when the instrument was maturing within 12 months after the reporting period. However, given the holders of the debenture have the option from issuance to maturity to convert the principal into common shares of the Company, the related liability is classified as current as at January 1, 2023 under the revised policy because the conversion option can be exercised by the holders within 12 months after the reporting period. Similarly, the Company's warrant liabilities were previously classified as non-current and warrants expiring within 12 months after the reporting period were classified as current. Under the revised policy, the warrant liabilities are classified as current as at January 1, 2023 and December 31, 2023 because the warrants can be exercised by the holders at any time subsequent to issuance.

As a result of the adoption of the IAS 1 amendments, the statement of financial position as at January 1, 2023 has been restated, with a reclassification of $13.2 million from non-current portion of long-term debt to current portion of long-term debt, and a reclassification of $21.8 million from non-current portion of warrant liabilities to current portion of warrant liabilities. The statement of financial position as at December 31, 2023 has also been restated, with a reclassification of $11.0 million from non-current portion of warrant liabilities to current portion of warrant liabilities.

Page | 8

Notes to the Condensed Consolidated Interim Financial Statements Three and Six months ended June 30, 2024 and 2023 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
3.    Summary of Material Accounting Policies (cont.)
There was no impact on the statement of income (loss), statement of other comprehensive income (loss), statement of equity, and statement of cash flows for the three and six months ended June 30, 2023.

	As at January 1, 2023			As at December 31, 2023
	As previously disclosed	Adjustment	Adjusted balances	As previously disclosed	Adjustment	Adjusted balances
Current portion of long-term debt	$15,525	$13,182	$28,707	$36,826	$—	$36,826
Current portion of warrant liabilities	—	21,794	21,794	15,625	10,981	26,606
Long-term debt	362,909	(13,182)	349,727	341,005	—	341,005
Warrant liabilities	21,794	(21,794)	—	10,981	(10,981)	—

New accounting standards issued but not effective

IFRS 18 – Presentation and Disclosure in Financial Statements

On April 9, 2024, the IASB issued IFRS 18 “Presentation and Disclosure in the Financial Statements” (“IFRS 18”) replacing IAS 1. IFRS 18 introduces categories and defined subtotals in the statement of profit or loss, disclosures on management-defined performance measures, and requirements to improve the aggregation and disaggregation of information in the financial statements. As a result of IFRS 18, amendments to IAS 7 were also issued to require that entities use the operating profit subtotal as the starting point for the indirect method of reporting cash flows from operating activities and also to remove presentation alternatives for interest and dividends paid and received. Similarly, amendments to IAS 33 “Earnings per Share” were issued to permit disclosure of additional earnings per share figures using any other component of the statement of profit or loss, provided the numerator is a total or subtotal defined under IFRS 18. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, and is to be applied retrospectively, with early adoption permitted. The Company is currently assessing the impact of the standard on its financial statements.

4.    Significant Accounting Judgments, Estimates and Assumptions
Judgments, estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The significant judgments, estimates and assumptions made by management in applying the Company’s accounting policies are the same as those that applied to the consolidated financial statements for the years ending December 31, 2023 and 2022 (annual financial statements), in addition to the following:

Asset Acquisition - The Soto Norte Project

The assessment of whether an acquisition of assets and liabilities meets the definition of a business or whether it is an acquisition of assets requires judgment. In this assessment, management considers whether the acquired set of assets and activities consists of inputs and a substantive process and whether these inputs and substantive processes have the ability to contribute to the creation of outputs. Management concluded that the Soto Norte Project did not constitute a business and accounted for the acquisition as an asset acquisition (Note 5).

Fair value of assets acquired and liabilities assumed of the Soto Norte Project

Determining the fair value of assets acquired and liabilities assumed in an asset acquisition requires management to make estimates and assumptions, giving consideration to both market and income-based valuation methodologies to determine the fair value of the exploration project to be recognized. In the case of an asset acquisition, the measurement of common shares and contingently issuable common shares paid as consideration for the acquisition is also determined with reference to the fair value of the net assets acquired and liabilities assumed.

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Notes to the Condensed Consolidated Interim Financial Statements Three and Six months ended June 30, 2024 and 2023 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)

4.    Significant Accounting Judgments, Estimates and Assumptions (cont.)
Determination of Control or Significant Influence in the Soto Norte Project

The Soto Norte Transaction resulted in the Company obtaining a 51% interest in the Soto Norte Project. Judgment is required to determine whether the Company controls or has significant influence over the Soto Norte Project, which impacts the accounting treatment to consolidate or account for the investment using the equity method, respectively. The assessment required judgment related to factors including, but not limited to, the relevant activities of the Soto Norte Project, and the substantive rights of the shareholders to approve, amongst other things, operating policies, budgets, and financing plans. The Company determined that it had obtained control over Soto Norte as of June 28, 2024.

5. Acquisition of Additional Interest in the Soto Norte Project
On June 28, 2024, the Company acquired an additional 31% interest in the Soto Norte Project from MDC Industry Holding Company LLC (“Mubadala”), resulting in the Company increasing its ownership interest in the Soto Norte Project to 51% and obtaining control over the Soto Norte Project (the "Soto Norte Transaction" or "PSN Transaction").

The consideration for this acquisition was comprised of:

•15,750,000 common shares issued to Mubadala, and
•6,000,000 common shares issuable to Mubadala upon the receipt of an environmental license for the Soto Norte Project.

The acquisition has been accounted for as an asset acquisition as it was determined that the Soto Norte Project did not constitute a business as defined by IFRS 3 – Business Combinations. The consideration paid was allocated to the assets acquired and liabilities assumed based on their relative fair value. Acquisition costs incurred by the Company related to the PSN Transaction have been capitalized as part of the consideration paid.
The total consideration paid was allocated based on the relative fair value of the assets and the liabilities acquired as shown below:

Consideration paid
15,750,000 common shares issued and 6,000,000 contingently issuable common shares of Aris Mining (Note 13b)	$180,920
Previously held interest in the Soto Norte Project (Note 7)	108,363
Acquisition costs and project funding ⁽¹⁾	6,085
Total consideration paid	$295,368

Fair value of assets acquired and liabilities assumed
Cash and cash equivalents	$5,251
Prepaid expenses and other receivables	213
Mining interests, plant and equipment (Note 8)	4,790
Exploration and evaluation assets (Note 8)	578,110
Accounts payable and accrued liabilities	(2,511)
Reclamation and rehabilitation provision (Note 11)	(1,690)
Other long term liabilities	(5,010)
Non-controlling interest	(283,785)
Assets acquired and liabilities assumed	$295,368
(1)Acquisition costs and project funding consist of legal and advisory fees associated with the transaction ($1.0 million) and funding advanced by the Company on behalf of Mubadala prior to the close of the transaction ($5.1 million).

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Notes to the Condensed Consolidated Interim Financial Statements Three and Six months ended June 30, 2024 and 2023 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)

5. Acquisition of Additional Interest in the Soto Norte Project (cont.)
The fair values of cash and cash equivalents, prepaid expenses and other receivables, and accounts payable and accrued liabilities was determined to approximate their carrying amounts. The Company retained an independent valuation specialist to assist with the determination of the fair value of the mining interests, plant and equipment, and exploration and evaluation assets acquired, with consideration given to both market and income-based valuation methodologies. The Company estimated the fair value of the Soto Norte Project using a market multiples approach based on comparable public companies that operate in similar jurisdictions and precedent transactions. The fair value of the reclamation and rehabilitation provision was determined using the estimated inflated undiscounted costs to be incurred with respect to remediation of current disturbances and reclamation activities related to the existing infrastructure of the Soto Norte Project.

Mubadala also retained a streaming interest of 7.35% of payable gold and 100% of payable silver on the Soto Norte Project, applicable to incremental production after the first 5.7 million ounces of gold have been produced. In the event the Company does not deliver gold and silver with a market value in excess of $10 million under the streaming arrangement, the Company is required to pay any remaining balance in cash. The streaming obligation has been recognized at fair value using a discounted cash flow model using discount rates that reflect the risks inherent in the expected future cash flows at the acquisition date and has been classified as an other long-term liability.

6.    Inventories

	June 30, 2024	December 31, 2023
Finished goods	$8,408	$7,907
Metal in circuit	1,050	783
Ore stockpiles	2,432	794
Materials and supplies	32,869	29,380
As at June 30, 2024	$44,759	$38,864
During the six months ended June 30, 2024, the total cost of inventories recognized in the consolidated statement of income (loss) amounted to $148.3 million (2023 - $116.7 million). As at June 30, 2024, materials and supplies are recorded net of an obsolescence provision of $2.7 million (2023 - $2.7 million).
7.     Investments in Associates

	Percentage of ownership	Common shares	June 30, 2024	December 31, 2023
Soto Norte (a)	20.0%	1,825,721	$—	$108,527
Denarius (b)	—%	—	—	—
Seasif Exploration (previously Western Atlas) (c)	24.3%	29,910,588	211	253
Total			$211	$108,780

The income (loss) from investments in associates during the three months ended June 30, 2024 and 2023 comprises:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Soto Norte (a)	$(2,281)	$(834)	$(2,811)	$(2,135)
Denarius (b)	—	(563)	—	(2,462)
Seasif Exploration (previously Western Atlas) (c)	(20)	(30)	(42)	(71)
Total	$(2,301)	$(1,427)	$(2,853)	$(4,668)

Page | 11

Notes to the Condensed Consolidated Interim Financial Statements Three and Six months ended June 30, 2024 and 2023 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)

7.    Investments in Associates (cont.)
a)Soto Norte

On June 28, 2024, the Company acquired an additional 31% interest in the Soto Norte Project, resulting in the Company obtaining control and as a result, its previously-held interest was reclassified (Note 5).

The following table summarizes the change in the carrying amount of the Company’s investment in Soto Norte:

Amount
Investment in associate as of December 31, 2022	$100,772
Company’s share of the income from the associate	2,650
Cash contributions to Soto Norte	5,105
Investment in associate as of December 31, 2023	108,527
Company’s share of the loss from the associate	(2,811)
Cash contributions to Soto Norte	2,646
Reclassification of investment (Note 5)	(108,362)
Investment in associate as of June 30, 2024	$—

As part of the acquisition of an initial 20% interest in the Soto Norte Project on April 12, 2022, the Company previously recognized a note payable related to the deferred $50 million tranche payment due to Mubadala. The note incurred interest at 7.5% and was amortized using the effective interest method, resulting in an effective interest rate of 11.87%. The note was repaid on March 21, 2023.

Amount
As at December 31, 2022	$51,504
Interest expense	2,246
Repayment	(50,000)
Interest paid	(3,750)
As at December 31, 2023	$—

Summarized financial information for the Soto Norte Project, on a 100% basis and reflecting adjustments made by the Company, including fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies, is as follows:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Project Expenses	(7,067)	(2,734)	(13,022)	(6,931)
Net loss and comprehensive loss of associate	(11,402)	(4,170)	(14,054)	(10,673)
Company’s equity share of the net loss and comprehensive loss of associate – 20%	$(2,280)	$(834)	$(2,811)	$(2,135)

Page | 12

Notes to the Condensed Consolidated Interim Financial Statements Three and Six months ended June 30, 2024 and 2023 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)

7.    Investments in Associates (cont.)
b)Denarius
During the year ended December 31, 2023, Denarius Metals Corp. (“Denarius”) completed the following equity offerings:
•a rights offering in January 2023 whereby the Company participated for less than its pro rata ownership interest and acquired 3,750,000 common shares in Denarius for cash consideration of $1.1 million, decreasing its equity interest in Denarius to approximately 24.9%; and
•a private placement in April 2023 in which the Company did not participate, decreasing its equity investment in Denarius to approximately 17.2%.
As a result of the reduced ownership percentage subsequent to the private placement, the Company concluded that it no longer had significant influence in the investee, and therefore, discontinued accounting for the investment using the equity method from April 4, 2023, being the date of the completion of the private placement and began carrying the investment at fair value through profit or loss. The Company recorded a loss on discontinuation of the equity method of $10.0 million and reclassified the fair value of the Denarius investment of $3.5 million to other financial assets. The loss was calculated as the difference between the fair value (as determined based on the current market price of Denarius) of Aris Mining’s retained interest and the carrying amount of the investment in Denarius at the date the equity method was discontinued, including a $1.9 million loss previously recognized in other comprehensive income that was reclassified to profit and loss on discontinuation of the equity method.
The following table summarizes the change in the carrying amount of the Company’s investment in Denarius:

	Common shares	Warrants	Total
As of December 31, 2022	$11,960	$409	$12,369
Additions	1,122	—	1,122
Company’s share of the loss from the associate	(783)	—	(783)
Equity share of other comprehensive loss	600	—	600
Loss on dilution	(1,680)	—	(1,680)
Loss on derecognition	(8,142)	—	(8,142)
Reclassification of investment	(3,077)	(409)	(3,486)
Investment in Denarius at at December 31, 2023	$—	$—	$—

During the year-ended December 31, 2023, the Company also subscribed for C$5.0 million of Denarius Convertible Debentures ("Denarius Debenture"). The Denarius Debenture is due, in cash, on October 19, 2028 and may be converted into common shares of Denarius at a conversion price of C$0.45 per share. The Denarius Debenture will pay interest monthly at a rate of 12.0% per annum and also pay quarterly in cash an amount equal to the Gold Premium (as defined below) multiplied by the principal amount of the Denarius Debenture. The Gold Premium is calculated as the percentage equal to (i) 25% of the amount, if any, by which the London P.M. Fix exceeds $1,800 per ounce, divided by (ii) $1,800. Approval by the shareholders of Denarius is required in order for the Company to convert such amount of Denarius Debentures that would result in the Company's ownership interest in Denarius increasing above 19.9%. The Company concluded that these debentures are not considered exercisable or convertible as at period-end under the guidance in IAS 28 and therefore, are excluded in assessing significant influence.

Page | 13

Notes to the Condensed Consolidated Interim Financial Statements Three and Six months ended June 30, 2024 and 2023 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)

7.    Investments in Associates (cont.)

The Company’s investment in Denarius is carried at $11.3 million at June 30, 2024. During the three months ended June 30, 2024, the Company recognized a loss of $1.5 million and during the six months ended June 30, 2024, the Company recognized a gain of $1.6 million in gain (loss) on financial instruments related to the change in fair value of the investment in the period (year ended December 31, 2023 - $2.7 million).

	Common shares	Warrants	Convertible Debenture	Total
Reclassification of investment	$3,077	$409	$—	$3,486
Purchase of Denarius Debenture	—	—	3,603	3,603
Change in fair value	919	(160)	1,908	2,667
Other financial asset as at December 31, 2023	$3,996	$249	$5,511	$9,756
Change in fair value	465	(169)	1,287	1,583
Other financial asset as at June 30, 2024	$4,461	$80	$6,798	$11,339
c)Seasif Exploration (previously Western Atlas)
The following table summarizes the change in the carrying amount of the Company’s investment in Seasif Exploration:

Amount
As of December 31, 2022	$381
Company’s share of the loss from the associate	(128)
As of December 31, 2023	$253
Company’s share of the loss from the associate	(42)
Investment in Seasif Exploration as of June 30, 2024	$211

Page | 14

Notes to the Consolidated Financial Statements Three and Six months ended June 30, 2024 and 2023 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)

8.    Mining Interest, Plant & Equipment

	Plant and equipment	Depletable mineral properties	Non-Depletable development projects	Exploration projects	Total
Cost
Balance at December 31, 2023	$253,861	$427,182	$216,723	$521,200	$1,418,966
Additions	27,779	25,582	29,498	4,022	86,881
Acquisition of PSN (Note 5)	4,790	—	—	578,110	582,900
Disposals	(1,908)	—	—	—	(1,908)
Change in decommissioning liability (Note 11)	—	(962)	—	—	(962)
Capitalized interest	—	—	10,213	—	10,213
Exchange difference	(17,742)	(39,726)	(9,562)	(1,089)	(68,119)
Balance at June 30, 2024	$266,780	$412,076	$246,872	$1,102,243	$2,027,971
Accumulated Depreciation and Impairment Charges
Balance at December 31, 2023	$(91,854)	$(204,183)	$—	$(179,476)	$(475,513)
Depreciation	(8,365)	(7,787)	—	—	(16,152)
Disposals	459	—	—	—	459
Exchange difference	7,860	16,008	—	—	23,868
Balance at June 30, 2024	$(91,900)	$(195,962)	$—	$(179,476)	$(467,338)

Net book value at December 31, 2023	$162,007	$222,999	$216,723	$341,724	$943,453
Net book value at June 30, 2024	$174,880	$216,114	$246,872	$922,767	$1,560,633

	Plant and equipment	Depletable mineral properties	Non-Depletable development projects	Exploration projects	Total
Cost
Balance at December 31, 2022	$182,566	$292,386	$153,540	$503,759	$1,132,251
Additions	33,455	36,190	30,412	14,969	115,026
Disposals	(1,937)	—	—	—	(1,937)
Transfers	105	(105)	—	—	—
Change in decommissioning liability (Note 11)	—	3,182	—	—	3,182
Capitalized interest	—	—	14,550	—	14,550
Exchange difference	39,672	95,529	18,221	2,472	155,894
Balance at December 31, 2023	$253,861	$427,182	$216,723	$521,200	$1,418,966
Accumulated Depreciation and Impairment Charges
Balance at December 31, 2022	$(60,844)	$(142,785)	$—	$(179,476)	$(383,105)
Depreciation	(13,478)	(23,034)	—	—	(36,512)
Disposals	668	—	—	—	668
Exchange difference	(18,200)	(38,364)	—	—	(56,564)
Balance at December 31, 2023	$(91,854)	$(204,183)	$—	$(179,476)	$(475,513)

Net book value at December 31, 2022	$121,722	$149,601	$153,540	$324,283	$749,146
Net book value at December 31, 2023	$162,007	$222,999	$216,723	$341,724	$943,453

Page | 15

Notes to the Condensed Consolidated Interim Financial Statements Three and Six months ended June 30, 2024 and 2023 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
8.    Mining Interest, Plant, & Equipment (cont.)

The capitalized interest is broken down as follows:

	June 30, 2024	December 31, 2023
Capitalized Interest - Gold Notes (Note 10b)	$6,203	$7,484
Capitalized Interest - Deferred Revenue (Note 12)	4,070	7,818
Capitalized Interest - Income	(60)	(752)
Total	$10,213	$14,550

Plant and equipment as of June 30, 2024 include Right of Use assets with a net book value of $4.7 million (December 31, 2023 - $4.3 million).

9.    Accounts Payable and Accrued Liabilities

	June 30, 2024	December 31, 2023
Trade payables related to operating, general and administrative expenses	$44,689	$53,913
Trade payables related to capital expenditures	9,720	1,591
Other provisions	4,714	9,312
Acquisitions of mining interests	580	623
DSU and PSU Liability (Note 13g,f)	3,143	3,894
Other taxes payable	14	15
Total	$62,860	$69,348
10.     Long-term Debt

	June 30, 2024	December 31, 2023
Senior Notes (a)	$301,935	$300,608
Gold Notes (b)	61,482	63,310
Convertible Debentures (c)	—	13,913
Total	363,417	377,831
Less: current portion	(23,528)	(36,826)
Non-current portion	$339,889	$341,005

Page | 16

Notes to the Condensed Consolidated Interim Financial Statements Three and Six months ended June 30, 2024 and 2023 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)

10.     Long-term Debt (cont.)
a)Senior Unsecured Notes due 2026 (“Senior Notes”)
The key terms of the Senior Notes are summarized in the annual financial statements.

Amount
Carrying value of the debt as at December 31, 2022	$298,107
Interest expense accrued	20,625
Interest expense paid	(20,625)
Accretion of discount	2,501
Carrying value of the debt as at December 31, 2023	$300,608
Interest expense accrued	10,313
Interest expense paid	(10,313)
Accretion of discount (Note 17)	1,327
As at June 30, 2024	301,935
Less: current portion, represented by accrued interest	(8,135)
Non-current portion as at June 30, 2024	$293,800

b)Gold Notes
The key terms of the Gold Notes are summarized in the annual financial statements. The fair value of the Gold Notes was calculated using valuation pricing models as at June 30, 2024. Significant inputs used in the valuation model include a credit spread, risk free rates, gold prices, implied volatility of gold prices and recent trading history.

	Number of Gold Notes	Amount
Fair value of Gold Notes as at December 31, 2022	66,006,346	$67,145
Repayments	(7,388,882)	(7,388)
Change in fair value through profit and loss (Note 18)	—	8,950
Change in fair value through other comprehensive income due to changes in credit risk	—	(5,397)
Fair value of Gold Notes as at December 31, 2023	58,617,464	63,310
Repayments	(7,388,756)	(7,389)
Change in fair value through profit and loss (Note 18)	—	7,360
Change in fair value through other comprehensive income due to changes in credit risk	—	(1,799)
Fair value of Gold Notes as at June 30, 2024	51,228,708	61,482
Less: current portion	(15,393,424)	(15,393)
Non-current portion as at June 30, 2024	35,835,284	$46,089

Payments made to Gold Note holders are as follows:

	Three months ended		Six months ended
	2024	2023	2024	2023
Repayments	$3,694	$1,847	$7,389	$3,694
Gold premiums	2,527	818	4,121	1,387
Interest payment	687	1,191	2,083	2,472
As at June 30, 2024, there were 880 ounces (December 31, 2023 - 880 ounces) of gold held in gold in trust with a carrying value of $1.7 million (December 31, 2023 - $1.7 million).

Page | 17

Notes to the Condensed Consolidated Interim Financial Statements Three and Six months ended June 30, 2024 and 2023 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)

10.    Long-term Debt (cont.)
c)Convertible Debentures
The convertible debentures matured on April 5, 2024 and C$16.2 million of the debentures with a principal value of C$16.2 million were converted, resulting in the issuance of 3,410,526 common shares, and C$1.8 million of the debentures were settled through the repayment of C$1.8 million.

	Number of Debentures	Amount
As at December 31, 2022	18,000	$13,182
Change in fair value through profit and loss (Note 18)	—	1,032
Change in FVOCI due to changes in credit risk	—	(301)
As at December 31, 2023	18,000	$13,913
Change in fair value through profit and loss (Note 18)	—	(565)
Change in FVOCI due to changes in credit risk	—	(103)
Conversion of convertible debenture	(16,200)	(11,920)
Repayment of convertible debenture	(1,800)	(1,325)
Current portion as at June 30, 2024	—	$—

The key terms of the Convertible Debentures are summarized in the annual financial statements. The Convertible Debentures are a financial liability and have been designated at FVTPL.

11.    Provisions
A summary of changes to the provisions is as follows:

	Reclamation and rehabilitation	Environmental fees	Health plan obligations	Total
As at December 31, 2023	$15,984	$5,480	$11,864	$33,328
Acquisition of PSN (Note 5)	1,690	32	—	1,722
Change in assumptions	(962)	—	(68)	(1,030)
Settlement of provisions	(314)	(61)	(350)	(725)
Accretion expense (Note 17)	422	22	604	1,048
Exchange difference	(1,254)	(431)	(949)	(2,634)
As at June 30, 2024	$15,566	$5,042	$11,101	$31,709
Less: current portion	(2,971)	(30)	(636)	(3,637)
Non-current portion	$12,595	$5,012	$10,465	$28,072

As at December 31, 2022	$9,540	$4,299	$8,277	$22,116
Recognized in period	—	57	—	57
Change in assumptions	3,182	—	215	3,397
Settlement of provisions	(83)	(79)	(618)	(780)
Accretion expense (Note 17)	715	86	1,546	2,347
Exchange difference	2,630	1,117	2,444	6,191
As at December 31, 2023	$15,984	$5,480	$11,864	$33,328
Less: current portion	(2,194)	(65)	(691)	(2,950)
Non-current portion	$13,790	$5,415	$11,173	$30,378

Page | 18

Notes to the Condensed Consolidated Interim Financial Statements Three and Six months ended June 30, 2024 and 2023 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)

11.    Provision (cont.)
a)Reclamation and rehabilitation provision
As of June 30, 2024, the Company estimated the inflated undiscounted costs to be incurred with respect to future mine closure and reclamation activities related to the existing mining operation of the Marmato mine to be COP 43.0 billion (December 31, 2023 – COP 46.2 billion), equivalent to $10.4 million at the June 30, 2024 exchange rate (December 31, 2023 - $12.1 million).
As of June 30, 2024, the Company estimated the inflated undiscounted costs to be incurred with respect to future mine closure and reclamation activities related to the existing mining operation of the Segovia Operations to be COP 82.4 billion (December 31, 2023 – COP 81.8 billion), equivalent to $19.9 million at the June 30, 2024 exchange rate (December 31, 2023 - $21.4 million).

As of June 30, 2024, the Company estimated the inflated undiscounted costs to be incurred with respect to remediation of current disturbances and reclamation activities related to the existing infrastructure of the Soto Norte Project to be COP 38.0 billion, equivalent to $9.2 million at the June 30, 2024 exchange rate.

The following table summarizes the assumptions used to determine the decommissioning provision:

	Expected date of expenditures	Inflation rate	Pre-tax risk-free rate
Marmato Mine	2024-2042	2.54%	10.85%
Segovia Operations	2024-2034	3.00%	10.44%
PSN	2025-2068	2.51%	9.69%
b)Environmental fees
The Company’s mining and exploration activities are subject to Colombian laws and regulations governing the protection of the environment. Colombian regulations provide for fees applicable to entities discharging effluents to river basins. The local environmental authority in Segovia has issued two resolutions assessing fees totaling COP 34.6 billion ($9.1 million), which the Company is disputing. The Company has a provision in the amount of COP 20.9 billion ($5.0 million) related to the present value of its best estimate of the potential liability for these fees (December 31, 2023 – COP 20.9 billion equivalent to approximately $5.0 million).
c)Health plan obligations
The health plan obligation of COP 46.0 billion (approximately $11.1 million) is based on an actuarial report prepared as at December 31, 2023 with an inflation rate of 6.6% and a discount rate of 10.9%. The Company is currently paying approximately COP 0.2 billion (approximately less than $0.1 million) monthly to fund the obligatory health plan contributions. At June 30, 2024, non-current cash in trust includes approximately $0.9 million deposited in a restricted cash account as security against this obligation (December 31, 2023 - $0.9 million).
d)Claims
In the ordinary course of business, the Company is involved in and potentially subject to legal actions and proceedings. The Company records provisions for such claims when considered material and an outflow of resources is considered probable.
The Company is subject to tax audits from various tax authorities on an ongoing basis. As a result, from time to time, tax authorities may disagree with the positions and conclusions taken by the Company in its tax filings or legislation could be amended or interpretations of current legislation could change, and any of these events could lead to reassessments. The Company records provisions for such claims when it determines it is not probable that the taxation authority will accept its filing position.

No such provisions have been recorded by the Company.

Page | 19

Notes to the Condensed Consolidated Interim Financial Statements Three and Six months ended June 30, 2024 and 2023 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)

12.    Deferred Revenue

	June 30, 2024	December 31, 2023
Marmato (a)	$66,643	$64,546
Toroparu (b)	84,000	84,000
Total	$150,643	$148,546
Less: current portion	(1,725)	(1,163)
Non-current portion	$148,918	$147,383
a)Marmato
The Company is party to a Precious Metals Purchase Agreement at the Marmato Mine (the “Marmato PMPA”) with WPMI. Under the arrangement, WPMI will provide aggregate funding amount to $175 million with the remaining balance of $122 million to be received during the construction and development of the Marmato Lower Mine.

The contract will be settled by the Company delivering precious metal credits to WPMI. The Company recorded the deposit received as deferred revenue and recognizes amounts in revenue as gold and silver are delivered under the PMPA. Each period management estimates the cumulative amount of the deferred revenue obligation that has been satisfied and, therefore, recognised as revenue.
Accretion will be capitalized during the development of the Marmato Lower Mine (Note 7).

The following are the key inputs for the Marmato PMPA contract as of June 30, 2024:

Key inputs in the estimate	June 30, 2024	December 31, 2023
Estimated financing rate	12.50%	12.50%
Gold price	$1,915 - $2,231	$1,724 - $1,939
Silver price	$24.20 - $27.87	$22.71 - $24.33
Construction milestone timelines	2024 - 2025	2024 - 2025

A summary of changes to the deferred revenue balance is as follows:

Total
As at December 31, 2022	$60,658
Recognition of revenue on ounces delivered	(3,878)
Cumulative catch-up adjustment	(52)
Accretion (Note 8)	7,818
As at December 31, 2023	$64,546
Recognition of revenue on ounces delivered	(1,900)
Cumulative catch-up adjustment	(73)
Accretion (Note 8)	4,070
As at June 30, 2024	$66,643
Less: current portion	(1,725)
Non-current portion as at June 30, 2024	$64,918
b)Toroparu
The Company is also party to a Precious Metals Purchase Agreement (“Toroparu PMPA”) with WPMI. The key terms of the Toroparu
PMPA are summarized in the annual financial statements. The Company recorded deferred revenue of $84.0 million, all non-current which represents the estimated future cash flows attributable to expected future gold and silver deliveries to Wheaton.

Page | 20

Notes to the Condensed Consolidated Interim Financial Statements Three and Six months ended June 30, 2024 and 2023 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)

13.     Share Capital
a)Authorized
Unlimited number of common shares with no par value.
b)Issued and fully paid
As at June 30, 2024, the Company had 169,225,264 common shares issued and outstanding (December 31, 2023 – 137,569,590 common shares). During the six months ended June 30, 2024, the Company issued a total of 1,939,010 common shares for the exercise of stock options and 10,556,138 common shares for the exercise of warrants.
As described in Note 5, on June 28, 2024, the Company issued 15,750,000 common shares to Mubadala. Additionally, the Company will issue 6,000,000 common shares upon the receipt of an environmental license for the Soto Norte Project. The Company determined the fair value of the issued and contingently issuable shares to be $180.9 million and used the relative fair value method to allocate such amount between the common shares and the contingently issuable shares. The fair value of the contingently issuable shares, which are recognized in contributed surplus, was determined using a Black-Scholes model and applying an estimated probability of issuance. The value ascribed to the 15,750,000 common shares and the 6,000,000 contingently issuable common shares was $152.0 million and $28.9 million, respectively.

c)Share Purchase Warrants – liability classified
The following table summarizes the change in the number of issued and outstanding share purchase warrants and the associated warrant liabilities during the period ended June 30, 2024:

	Units	Amount
Listed Warrants – exercise price C$2.21, exercisable until Apr 30, 2024
As at December 31, 2022	10,064,255	$9,667
Exercised	(763,103)	(924)
Fair value adjustment (Note 18)	—	6,329
Balance at December 31, 2023	9,301,152	$15,072
Exercised	(8,546,249)	(15,200)
Fair value adjustment (Note 18)	—	128
Expired	(754,903)	—
Balance at June 30, 2024	—	$—
Aris Unlisted Warrants(¹) – exercise price C$6.00, exercisable until Dec 19, 2024
Balance at December 31, 2022	1,650,000	588
Fair value adjustment (Note 18)	—	(35)
Balance at December 31, 2023	1,650,000	$553
Fair value adjustment (Note 18)	—	(186)
Balance at June 30, 2024	1,650,000	$367
Aris Listed Warrants(¹) – exercise price C$5.50, exercisable until Jul 29, 2025
Balance at December 31, 2022	29,084,377	11,173
Exercised	(25,000)	(21)
Fair value adjustment (Note 18)	—	(171)
Balance at December 31, 2023	29,059,377	$10,981
Fair value adjustment (Note 18)	—	4,731
Balance at June 30, 2024	29,059,377	$15,712

Balance at December 31, 2023		$26,606
Balance at June 30, 2024		$16,079
(1)Number of replacement warrants and exercise price have been adjusted by the share Exchange Ratio of 0.5.

Page | 21

Notes to the Condensed Consolidated Interim Financial Statements Three and Six months ended June 30, 2024 and 2023 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)

13.    Share Capital (cont.)

Valuation inputs for Unlisted Warrants

The fair value of the Unlisted Warrants was determined using the Black-Scholes option pricing model and Level 2 fair value inputs as follows:

Valuation Inputs	Aris Unlisted Warrants
Expected volatility	47%
Liquidity discount	24%
Risk-free interest rate	3.99%
Expected life of warrants	1.0 year
Dividend yield	0%

During the year ended December 31, 2023, the Company identified a non-material error in the fair value of the listed warrant liability previously reported. As a result, the statement of income (loss) for the three and six months ended June 30, 2023 has been recast, with the gain on financial instruments increasing by $1.6 million for the three months ended June 30, 2023 and the loss on financial instruments decreasing by $0.7 million for the six months ended June 30, 2023 . The net impact of the recast for the three months ended June 30, 2023 was to increase net income previously reported of $8.3 million ($0.06 basic and $0.01 diluted earnings per share) to a net income of $9.9 million ($0.07 basic and $0.02 diluted earnings per share), and for the six months ended June 30, 2023 was to increase net income previously reported of $2.9 million ($0.02 basic and $0.01 diluted earnings per share) to a net income of $3.5 million ($0.03 basic and $0.01 diluted earnings per share).

There was no impact on the statement of cash flows for the three and six months ended June 30, 2023, other than the amounts reported for net income (loss) and gain on financial instruments changing by the amounts described above within the Operating Activities section of the statement of cash flows.
d)Share Purchase Warrants – equity classified
The following table summarizes the change in the number of issued and outstanding equity classified share purchase warrants during the periods ending June 30, 2024 and December 31, 2023:

	Units	Common shares issuable	Amount
As at December 31, 2022	7,224,965	5,019,905	$10,183
Exercised (1)	(281,500)	(195,586)	(475)
Expired	(2,795,090)	(1,942,029)	—
As at December 31, 2023	4,148,375	2,882,290	9,708
Exercised (2)	(2,818,857)	(2,009,901)	(3,917)
Expired	(75,000)	(52,112)	—
Balance at June 30, 2024	1,254,518	820,277	$5,791
(1)The exercise price per Gold X Warrant exercised averaged C$2.14.
(2)The exercise price per Gold X warrant exercised averaged C$3.40.

The table below summarizes information about the equity classified warrants issued and outstanding as at June 30, 2024:

	Warrants outstanding	Common shares issuable	Exercise price C$/common shares issuable
Gold X Warrants
August 27, 2024 ⁽¹⁾	1,254,518	820,277	$4.03
Balance at June 30, 2024	1,254,518	820,277	$4.03
(1)Subsequent to June 30, 2024, 198,721 warrants were exercised with an exercise price of C$4.03.
Page | 22

Notes to the Condensed Consolidated Interim Financial Statements Three and Six months ended June 30, 2024 and 2023 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)

13. Share Capital (cont.)
e)Stock option plan

The Company has a rolling Stock Option Plan (the “Option Plan”) in compliance with the TSX policies for granting stock options. Under the Option Plan, the maximum number of common shares reserved for issuance may not exceed 10% of the total number of issued and outstanding common shares and, to any one option holder, may not exceed 5% of the issued common shares on a yearly basis. The exercise price of each stock option will not be less than the market price of the Company’s stock at the date of grant. Each stock option vesting period and expiry is determined on a grant-by-grant basis.

A summary of the change in the stock options outstanding during the periods ended June 30, 2024 and December 31, 2023 is as follows:

	Options outstanding	Weighted average exercise price (C$)
Balance at December 31, 2022	6,713,506	$4.71
Options granted	1,778,931	3.99
Exercised (1)	(528,241)	3.27
Expired or cancelled	(683,076)	5.11
Balance at December 31, 2023	7,281,120	$4.57
Options granted	2,525,561	4.09
Exercised (2)	(1,939,010)	3.95
Expired or cancelled	(661,296)	5.71
Balance at June 30, 2024 (3)	7,206,375	$4.46
(1)The weighted average share price at the date stock options were exercised was C$4.10.
(2)The weighted average share price at the date stock options were exercised was C$5.14.
(3)Subsequent to June 30, 2024, 343,443 stock options with an exercise price of C$5.17 were granted by the Company and 245,882 stock options were exercised.

A summary of the inputs used in the determination of the fair values of the stock options granted in the periods ended June 30, 2024 and December 31, 2023, using the Black-Scholes option pricing model, is as follows:

	January 12, 2023	May 12, 2023	October 2, 2023	January 31, 2024
Total options issued	1,691,964	26,815	60,152	2,525,561
Market price of shares at grant date	$4.03	$3.40	$3.09	$4.09
Exercise price	$4.03	$3.40	$3.09	$4.09
Dividends expected	Nil	Nil	Nil	Nil
Expected volatility	58.36%	55.47%	46.95%	44.42%
Risk-free interest rate	3.67%	3.50%	4.64%	3.82%
Expected life of options	3.0 years	3.01 years	3.00 years	3.0 years
Vesting terms	2 years (1)	2 years (1)	2 years (1)	2 years (1)
(1)50% of the options vest one year after issue date, the remaining 50% vest two years after issue date.

Page | 23

Notes to the Condensed Consolidated Interim Financial Statements Three and Six months ended June 30, 2024 and 2023 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)

13.    Share Capital (cont.)
The table below summarizes information about the stock options outstanding and the common shares issuable as at June 30, 2024:

Expiry date	Outstanding	Vested stock options	Remaining contractual life in years	Exercise price (C$/share)
April 1, 2025	255,000	255,000	0.75	4.05
July 2, 2025	50,000	50,000	1.01	6.88
April 1, 2026	730,000	730,000	1.75	6.04
January 26, 2027	90,000	90,000	2.57	5.45
April 1, 2027	801,000	801,000	2.75	5.84
March 1, 2025	855,000	855,000	0.67	4.00
March 23, 2025	579,806	579,806	0.73	3.80
June 26, 2025	30,000	30,000	0.99	5.00
January 12, 2026	1,311,569	640,920	1.54	4.03
May 12, 2026	26,815	13,407	1.87	3.40
October 2, 2026	60,152	—	2.57	3.09
January 31, 2027	2,417,033	—	2.59	4.09
Balance at June 30, 2024	7,206,375	4,045,133	1.88	$4.46

f)DSUs

A summary of changes to the DSU liability, included in accounts payable and accrued liabilities, during the period ended June 30, 2024 and the year ended December 31, 2023 is as follows:

	Units	Amount
Balance at December 31, 2022	333,818	$826
Granted and vested during the period	241,223	649
Change in fair value	—	428
Balance at December 31, 2023	575,041	$1,903
Granted and vested during the period	95,012	343
Paid	(259,691)	(956)
Change in fair value	—	259
Balance at June 30, 2024	410,362	$1,549

The DSU liability at June 30, 2024 was determined based on the Company’s quoted closing share price on the TSX, a Level 1 fair value input, of C$5.21 ($3.81) (December 31, 2023 - C$4.43 ($3.35)) per share.

Page | 24

Notes to the Condensed Consolidated Interim Financial Statements Three and Six months ended June 30, 2024 and 2023 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)

13.    Share Capital (cont.)
g)PSUs
A summary of changes to the PSU liability during the period ended June 30, 2024 and the year ended December 31, 2023 is as follows:

	Units	Amount
Balance at December 31, 2022	706,286	$292
Unvested PSUs recognized in the period	796,758	1,178
Vested PSUs recognized in the period	—	29
Paid	(30,325)	(47)
Change in fair value	—	1,352
Balance at December 31, 2023	1,472,719	$2,804
Unvested PSUs recognized in the period	915,319	852
Expired/cancelled	(385,346)	—
Paid	(206,428)	(1,291)
Change in fair value	—	684
Balance at June 30, 2024	1,796,264	$3,049
Less: current portion		(1,594)
Non-current portion as at June 30, 2024		$1,455
(1)Subsequent to June 30, 2024, 117,825 PSUs were granted by the Company.

h)Share-based compensation expense

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Stock-option expense	$542	$415	$1,079	$804
DSU expense	329	(96)	602	269
PSU expense	502	140	1,534	533
Total	$1,373	$459	$3,215	$1,606

Page | 25

Notes to the Condensed Consolidated Interim Financial Statements Three and Six months ended June 30, 2024 and 2023 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)

13.    Share Capital (cont.)
i)Earnings (loss) per share

	Three months ended June 30, 2024			Three months ended June 30, 2023
				(Recast - Note 13c)
	Weighted average shares outstanding	Net earnings (loss)	Net earnings (loss) per share	Weighted average shares outstanding	Net earnings (loss)	Net earnings (loss) per share
Basic EPS	151,474,859	$5,713	$0.04	136,229,686	$9,900	$0.07
Effect of dilutive stock-options	659,102	—		—	—
Effect of Convertible Debenture	—	—		—	—
Effect of dilutive warrants	219,076	—		4,059,847	(6,744)

Diluted EPS	152,353,037	$5,713	$0.04	140,289,533	$3,156	$0.02

	Six months ended June 30, 2024			Six months ended June 30, 2023
				(Recast - Note 13c)
	Weighted average shares outstanding	Net earnings (loss)	Net earnings (loss) per share	Weighted average shares outstanding	Net earnings (loss)	Net earnings (loss) per share
Basic EPS	144,928,253	$4,970	$0.03	136,616,968	$3,530	$0.03
Effect of dilutive stock-options	520,401	—		28,999	—
Effect of Convertible Debenture	—	—		—	—
Effect of dilutive warrants	170,756	—		4,590,893	(1,683)

Diluted EPS	145,619,410	$4,970	$0.03	141,236,860	$1,847	$0.01
Diluted earnings per share amounts are calculated by adjusting the basic earnings per share to take into account the after-tax effect of interest and other finance costs associated with dilutive convertible debentures as if they were converted at the beginning of the period, and the effects of potentially dilutive stock options and share purchase warrants calculated using the treasury stock method. When the impact of potentially dilutive securities increases the earnings per share or decreases the loss per share, they are excluded for purposes of the calculation of diluted earnings per share.

The following table lists the number of warrants, stock options and Convertible Debenture which were excluded from the computation of diluted earnings per share. Instruments were excluded because either the instruments were not vested, the exercise prices exceeded the average market value of the common shares or the impact of including the in the money securities were anti-dilutive to EPS.

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Stock options	1,581,000	7,628,329	1,581,000	6,538,593
Convertible Debenture	—	3,789,474	—	3,789,474
Warrants	30,709,378	39,824,871	30,709,378	39,824,871

Page | 26

Notes to the Condensed Consolidated Interim Financial Statements Three and Six months ended June 30, 2024 and 2023 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)

14.    Financial Risk Management
The nature of the acquisition, exploration, development and operation of gold properties exposes the Company to risks associated with fluctuations in commodity prices, foreign currency exchange rates and credit risk. The Company may at times enter into risk management contracts to mitigate these risks. It is the Company’s policy that no speculative trading in derivatives shall be undertaken.

a)Financial instrument risk
Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities
•Level 2 – inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•Level 3 – inputs that are not based on observable market data.

The fair values of the Company’s cash and cash equivalents, cash in trust, accounts receivable, accounts payable and accrued liabilities, and, taxes payable approximate their carrying values due to their short-term nature.

The Senior Notes are recognized at amortized cost using the effective interest rate method. An observable fair value of the Company’s Senior Notes has been estimated using the trading value of the bonds on the Singapore exchange which indicate a fair value of $283.6 million (carrying amount - $293.1 million).

Financial liabilities measured at FVTPL on a recurring basis include the warrant derivative liabilities, the DSU payable, PSU payable, the Convertible Debenture and gold notes which are measured at their fair value at the end of each reporting period. The levels in the fair value hierarchy into which the Company’s financial assets and liabilities are recognized in the statements of financial position at fair value are categorized as follows:

	June 30, 2024		December 31, 2023
	Level 1	Level 2	Level 1	Level 2
Gold Notes (Note 10b)	$—	$61,482	$—	$63,310
Warrant liabilities (Note 13c)	15,712	367	26,053	553
DSU and PSU liabilities (Note 123g,f)	1,550	3,050	1,903	2,804
Investments and other assets (Note 7b)	4,547	6,792	4,254	5,505
Convertible Debentures (Note 10c)	—	—	—	13,913
Total	$21,809	$71,691	$32,210	$86,085

At June 30, 2024, there were no financial assets and liabilities measured and recognized at fair value on a non-recurring basis. There were no transfers between Level 1 and Level 2, and no financial assets or liabilities measured and recognized at fair value that would be categorized as Level 3 in the fair value hierarchy during the period.

b)Credit risk

	June 30, 2024	December 31, 2023
Trade	$2,071	$3,505
VAT receivable	56,005	40,045
Tax recoverable	3,461	4,503
Other, net of allowance for doubtful accounts	946	1,386
Total	$62,483	$49,439

The exposure to credit risk arises through the failure of a third party to meet its contractual obligations to the Company. The Company’s exposure to credit risk primarily arises from its cash balances (which are held with highly rated Canadian, Colombian and other international financial institutions) and accounts receivable. The timing of collection of the VAT recoverable is in accordance with Government of Colombia’s filing process. As at June 30, 2024, the Company expects to recover the outstanding amount of current VAT and HST receivable in the next 12 months.
Page | 27

Notes to the Condensed Consolidated Interim Financial Statements Three and Six months ended June 30, 2024 and 2023 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)

14.    Financial Risk Management (cont.)
Credit risk associated with trade accounts receivable arises from the Company’s delivery of its production to international customers from whom it receives 97.0% - 99.5% of the sales proceeds in the case of gold and silver, and 90% of sales proceeds in the case of concentrates, shortly after delivery of its production to an agreed upon transfer point in Colombia. The balance is received within a short settlement period thereafter, once final metal content has been agreed between the Company and the customer.

c)Liquidity risk
The Company manages its liquidity risk by continuously monitoring forecast cash flow requirements. The Company believes it has sufficient cash resources to pay its obligations associated with its financial liabilities as at June 30, 2024. The Company’s undiscounted commitments at June 30, 2024 are as follows:

	Less than 1 year	1 to 3 years	4 to 5 years	Over 5 years	Total
Trade, tax and other payables	$78,472	$—	$—	$—	$78,472
Reclamation and closure costs	1,758	1,887	5,827	20,768	30,240
Lease payments	2,027	2,423	1,339	3,307	9,096
Gold Notes	13,531	66,672	5,490	—	85,693
Senior unsecured notes	20,625	322,802	—	—	343,427
Other contractual commitments	750	—	—	—	750
Total	$117,163	$393,784	$12,656	$24,075	$547,678
Following receipt of funds under the Marmato and Toroparu PMPA, Aris Mining’s silver and gold production from the Marmato Mine and Toroparu Project is subject to the terms of the PMPA with WPMI.
As part of the PSN Transaction, Mubadala retained a streaming interest of 7.35% of payable gold and 100% of payable silver on PSN. The stream applies to incremental production after the first 5.7 million ounces of gold have been produced. Mubadala will make payments upon delivery equal to 15% of the spot gold and silver prices (Note 5).

Subsequent to the PSN Transaction (Note 5), Aris Mining has the obligation to fund Mubadala's 49% share of certain operating costs until the earlier of the receipt of the environmental license for the Soto Norte Project or December 31, 2027.

d)Foreign currency risk
The Company is exposed to foreign currency fluctuations. Such exposure arises primarily from:
•Translation of subsidiaries that have a functional currency, such as COP, which differ from the USD functional currency of the Company. The impact of such exposure is recorded through other comprehensive income (loss).
•Translation of monetary assets and liabilities denominated in foreign currencies, such as the Canadian dollar (“C$”) and Guyanese Dollar (“GYD”). The impact of such exposure is recorded in the consolidated statement of income (loss).
The Company monitors its exposure to foreign currency risks arising from foreign currency balances and transactions. To reduce its foreign currency exposure associated with these balances and transactions, the Company may enter foreign currency derivatives to manage such risks. In 2024 and 2023, the Company did not utilize derivative financial instruments to manage this risk.
The following table summarizes the Company’s net financial assets and liabilities denominated in Canadian dollars, Colombian pesos and Guyanese dollar (in US dollar equivalents) as of June 30, 2024 and December 31, 2023, as well as the effect on earnings and other comprehensive earnings after-tax of a 10% appreciation or depreciation in the foreign currencies against the US dollar on the financial and non-financial assets and liabilities of the Company, if all other variables remain constant:

Page | 28

Notes to the Condensed Consolidated Interim Financial Statements Three and Six months ended June 30, 2024 and 2023 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)

14.    Financial Risk Management (cont.)

	June 30, 2024	Impact of a 10% Change	December 31, 2023	Impact of a 10% Change
Canadian Dollars (C$)	(3,212)	(293)	(15,664)	(1,425)
Colombian Peso (COP)	10,255	932	11,301	1,027
Guyanese Dollar (GYD)	119	10	100	9
e)Price risk
Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. Gold and silver prices can be subject to volatile price movements, which can be material and can occur over short periods of time and are affected by numerous factors, all of which are beyond the Company’s control. The Company may enter commodity hedging contracts from time to time to reduce its exposure to fluctuations in spot commodity prices.
The Company is required under the covenants of the Gold Notes to use commercially reasonable efforts to put in place commodity hedging contracts (put options) on a rolling four-quarters basis to establish a minimum selling price of $1,400 per ounce for the physical gold being accumulated in the Gold Escrow Account (Note 9b). Gold being accumulated in the Gold Escrow Account will be sold to meet the Company’s financial obligations for the quarterly Amortizing Payments of the Gold Notes. Under the terms of the agreement, such hedging will not be required if one of the following conditions is met:
•the Company determines that any such hedging contracts are not obtainable on commercially reasonable terms; or
•the failure to obtain any such hedging contracts would not reasonably be expected to materially adversely impact the ability of the Company to satisfy its obligations to make the quarterly Amortizing Payments.
As at June 30, 2024, the Company had no outstanding commodity hedging contracts in place.
15.    Revenue

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Gold in dore	$114,170	$106,239	$219,360	$198,102
Silver in dore	1,473	1,285	2,669	2,394
Metals In concentrate	1,542	1,791	2,776	5,726
Total	$117,185	$109,315	$224,805	$206,222
16.    Cost of Sales

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Production costs	$72,790	$58,332	$140,031	$108,627
Royalties	4,204	4,615	8,296	8,025
Total	$76,994	$62,947	$148,327	$116,652

Page | 29

Notes to the Condensed Consolidated Interim Financial Statements Three and Six months ended June 30, 2024 and 2023 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)

17.    Interest and Accretion

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Interest expense	$5,172	$5,446	$10,608	$13,133
Financing fees (income)	18	(14)	—	(48)
Accretion of Senior Notes (Note 10a)	670	619	1,327	1,226
Accretion of lease obligations	109	135	316	239
Accretion of provisions (Note 11)	527	560	1,048	1,077
Total	$6,496	$6,746	$13,299	$15,627
18. Gain (loss) on Financial Instruments

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
		(Recast - Note 13c)		(Recast - Note 13c)
Financial Assets
Investment in Denarius (Note 7b)	$(889)	$830	$465	$830
Denarius convertible debenture	(608)	(75)	1,287	(76)
Denarius warrants	(1)	—	(169)	—
Other gain (loss) on financial instruments	1	—	(1)	2
	(1,497)	755	1,582	756
Financial Liabilities
Gold Notes (Note 10b)	(5,321)	(1,398)	(7,360)	(4,112)
Convertible Debentures (Note 10c)	62	1,138	565	(577)
Unlisted Warrants (Note 13c)	147	1,275	186	710
Listed Warrants (Note 13c)	465	9,986	(4,859)	3,200
	(4,647)	11,001	(11,468)	(779)
Total	$(6,144)	$11,756	$(9,886)	$(23)
19.    Changes in Operating Working Capital Items

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Accounts receivable	$(8,345)	$21,863	$(17,435)	$14,885
Inventories	(6,901)	(554)	(9,400)	(2,519)
Prepaid expenses and deposits	(539)	(2,004)	(947)	(1,639)
Accounts payable and accrued liabilities	5,026	1,965	(12,889)	(9,610)
Total	$(10,759)	$21,270	$(40,671)	$1,117

Page | 30

Notes to the Condensed Consolidated Financial Statements Three and Six months ended June 30, 2024 and 2023 (Tabular amounts expressed in thousands in US dollars unless otherwise noted)
20.    Related Party Transactions
Key management personnel compensation

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Short-term employee benefits	$1,011	$990	$1,839	$1,982
Termination benefits	—	—	1,394	—
Share-based compensation	811	162	1,808	892
Total	$1,822	$1,152	$5,041	$2,874

These transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

21. Segment Disclosures

Reportable segments are consistent with the geographic regions in which the Company’s projects are located. In determining the Company’s segment structure, the basis on which management reviews the financial and operational performance was considered and whether any of the Company’s mining operations share similar economic, operational and regulatory characteristics. The Company considers its Segovia Operations and Marmato Mine in Colombia, its Toroparu Project in Guyana, its Soto Norte Project in Colombia and its corporate functions in Canada and Panama as its reportable segments.

	Segovia	Marmato	Toroparu	Soto Norte	Corporate and Other	Total
Three months ended Jun 30, 2024
Revenue	$103,165	$14,020	$—	$—	$—	$117,185
Cost of sales	(62,282)	(14,712)	—	—	—	(76,994)
Segment net income (loss)	26,677	(4,772)	—	(2,280)	(13,912)	5,713
Capital expenditures	23,678	20,660	1,194	—	2,362	47,894
Three months ended June 30, 2023 (Recast - Note 13c)
Revenue	$97,954	$11,361	$—	$—	$—	$109,315
Cost of sales	(51,030)	(11,917)	—	—	—	(62,947)
Segment net income (loss)	18,414	1,025	—	(833)	(8,706)	9,900
Capital expenditures	9,897	8,325	3,964	—	—	22,186
Six months ended June 30, 2024
Revenue	$198,872	$25,933	$—	$—	$—	$224,805
Cost of sales	(120,231)	(28,096)	—	—	—	(148,327)
Segment net income (loss)	43,221	(2,834)	—	(2,811)	(32,606)	4,970
Capital expenditures	40,150	38,607	3,630	—	2,586	84,973
Six months ended June 30, 2023
Revenue	$186,808	$19,414	$—	$—	$—	$206,222
Cost of sales	(95,113)	(21,539)	—	—	—	(116,652)
Segment net income (loss)	37,076	(2,258)	—	(2,134)	(29,154)	3,530
Capital expenditures	19,870	13,455	8,618	—	—	41,943
As at June 30, 2024
Total assets	$337,062	$366,566	$351,461	$589,032	$166,011	$1,810,132
Total liabilities	(90,428)	(135,630)	(87,587)	(9,242)	(389,016)	(711,903)
As at December 31, 2023
Total assets	$311,680	$367,188	$348,397	$108,527	$217,079	$1,352,871
Total liabilities	(90,953)	(133,061)	(86,174)	—	(418,028)	(728,216)

Page | 31